Letterhead

April 17, 2015

VIA EDGAR

Ms. Erin E. Martin

Senior Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GP Investments Acquisition Corp.

Registration Statement on Form S-1

(the “Draft Registration Statement”)

Submitted March 13, 2015

CIK No. 0001635282

Dear Ms. Martin:

Set forth below are the responses of GP Investments Acquisition Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated April 9, 2015, concerning the Draft Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today our Registration Statement on Form S-1 (the “Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated April 9, 2015, as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, unless otherwise noted.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We advise the Staff that we do not intend to use any graphics, maps, photographs, and related captions or other artwork including logos in the prospectus.

U.S. Securities and Exchange Commission April 17, 2015 Page 2

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf.

We respectfully advise the Staff that the underwriters of our initial public offering have confirmed that no research reports about us have been published or distributed by them in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our initial public offering.

Cover of Prospectus

3. We note your disclosure on the cover stating that you “will apply to list our units on the NASDAQ Capital Market, or NASDAQ, under the symbol ‘GPIAU’ on or promptly after the date of this prospectus.” However, on page 105 under “Listing of Securities” you state that you “have been approved to have our units, ordinary shares and warrants listed on NASDAQ under the symbols ‘GPIAU,’ ‘GPIA’ and ‘GPIAW,’ respectively.” Furthermore, on page 116 under “Underwriting” you state that you “have been approved to have our units listed on NASDAQ under the symbol ‘GPIAU,’ and that you “expect that our ordinary shares and warrants will be listed under the symbols ‘GPIA’ and ‘GPIAW,’ respectively, once separate trading for our ordinary shares and warrants begins.” Please revise to reconcile these statements or advise.

We have complied and revised the disclosure on pages i, 25, 105 and 116 to disclose that we have applied to list our units, ordinary shares and warrants on NASDAQ.

Summary, page 1

General, page 1

4. We note that the summary includes performance and valuation information for GP Investments, Ltd. For example, we note your discussion of the potential sales value and realized return. Please remove from the summary section the performance and valuation for companies other than the issuer. This information is not appropriate for the prospectus summary.

We have complied and revised the disclosure to remove performance and valuation information for GP Investments, Ltd. on page 1.

U.S. Securities and Exchange Commission April 17, 2015 Page 3

Founder Shares, page 9

5. We note that your initial shareholders have agreed to certain voting provisions. Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement or advise.

We have complied and revised the disclosure on pages 9, 15, 22, 37 and 93 to indicate these voting provisions were provided in the letter agreements included in the exhibit index.

6. We note that your initial shareholders have entered into letter agreements with you, pursuant to which they have waived certain redemption and distribution rights. Please advise us whether these agreements are the same as the insider letters containing transfer restrictions described under “Underwriting” and included in the exhibit index. If not, please file such agreements as exhibits to this registration statement or advise.

We advise the Staff that these letter agreements are the same insider letters described under “Underwriting” and included in the exhibit index.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, Page 58

7. Please include disclosure regarding any expenses you have incurred to date.

We have complied to disclose that we have incurred approximately $86,000 in expenses on page 58.

Overview, page 61

8. We note your disclosure regarding your sponsor’s prior experience and the specific performance and valuation information that you have provided. Please expand the disclosure to provide a more complete discussion of performance. For example, please explain the basis for your realized return calculation. Please also explain what you mean by “potential sales value” and discuss how that figure is calculated. In addition, please balance this disclosure with a discussion of any relevant major adverse business developments. Please also revise to describe whether the return amount may have been impacted by general market trends or other external factors unrelated to management action. Further, please disclose any prior performance information for any other SPACs with which your control persons previously were or are concurrently associated or advise.

We have complied and revised the disclosure on pages 61 and 62. We advise the Staff that the Company has no prior performance information for any other SPAC with which the Company’s control persons previously were or are concurrently associated.

U.S. Securities and Exchange Commission April 17, 2015 Page 4

Management, page 79

9. We note that Mr. Lambranho will serve on your board of directors. Please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Lambranho should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance.

We have complied and revised the disclosure on page 79.

Number and Terms of Office of Officers and Directors, page 79

10. Please revise your disclosure to clarify the total number of directors you intend to have.

We have complied and revised the disclosure on page 79 to reflect that we intend to have 5 directors.

Underwriting, page 115

11. Please revise to disclose any historical banking and commercial dealings between the underwriter(s) and the company or its affiliates, or confirm that there have been no such dealings.

We have complied and revised the disclosure on page 117 to reflect the historical banking and commercial dealings between the underwriters and the Company or our affiliates.

Exhibit Index

12. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinions with the next amendment, please provide draft copies for us to review. Note that the drafts should be filed as correspondence.

We advise the Staff that all remaining required exhibits are being filed with this amendment.

13. We note the exhibit list includes “form of” agreements. Please advise us if you do not intend to file final, executed agreements prior to effectiveness of the registration statement.

We advise the Staff that we do not intend on filing final, executed agreements of all agreements prior to the effectiveness of the Registration Statement because certain agreements will be executed concurrently with the effectiveness of the Registration Statement and not prior thereto. We respectfully advise the Staff that we will file final versions of all required exhibits as promptly as possible.

Please contact the undersigned at (650) 470-3130 should you require further information.

U.S. Securities and Exchange Commission April 17, 2015 Page 5

Very truly yours,

/s/ Michael J. Mies
Michael J. Mies, Esq.

cc:	Securities and Exchange Commission
Isaac Esquivel
Jennifer Monick
Sara von Althann

cc:	GP Investments Acquisition Corp.
Antonio Bonchristiano

cc:	Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick, Esq.
Manuel Garciadiaz, Esq.